VIA EDGAR

July 3, 2024

Division of Corporation Finance

Office of Industrial Applications & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Village Farms International, Inc. Registration Statement on Form S-3 (File No. 333-280572) filed on June 28, 2024

To Whom It May Concern:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) promulgated under the Securities Act of 1933, as amended, Village Farms International, Inc. hereby respectfully requests that the effectiveness of the above referenced registration statement on Form S-3 (File No. 333-280572) be accelerated by the Commission so that it may become effective at 4:30 P.M. (Eastern Time) on Monday, July 8, 2024, or as soon as possible thereafter.

If the Staff of the Commission has any questions, please contact Christopher Bornhorst, Esq. of Torys LLP at (212) 880-6047 or cbornhorst@torys.com.

Sincerely,

VILLAGE FARMS INTERNATIONAL, INC.

By:	/s/ Stephen C. Ruffini
Name: Stephen C. Ruffini
Title: Executive Vice President and Chief Financial Officer

cc:	Christopher R. Bornhorst, Esq.

Torys LLP